Filed Pursuant to Rule 433
Registration No. 333-158385
February 28, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.

Accelerated Market Participation Securities™ ("AMPS")

‣ AMPS™ linked to the S&P 500® Index

‣ 15-month maturity

‣ 3x exposure to any positive return in the reference asset, subject to a maximum return

‣ 1x exposure to any negative return in the relevant reference asset

The Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. These securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. We may use this free writing prospectus in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities, a portion of which may consist of a combination of selling concessions of up to 1.50%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Accelerated Market Participation Securities™ (AMPS)
Linked to the S&P 500® Index

Indicative Terms*

Principal Amount	$1,000 per security
Term	15 months
Reference Asset	S&P 500® Index ("SPX")
Upside Participation Rate	300% (3x) exposure to any positive Reference Return, subject to the Maximum Cap
Downside Exposure	100% (1x) exposure to any negative Reference Return
Maximum Cap	15.00% to 19.00% (to be determined on the Pricing Date)
Payment at Maturity per security	**If the Reference Return is greater than or equal to zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than zero:** $1,000 + ($1,000 × Reference Return). If the Reference Return is less than zero, you may lose up to 100% of your investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Trade Date	March , 2012
Pricing Date	March , 2012
Settlement Date	March , 2012
Final Valuation Date	June , 2013
Maturity Date	June , 2013
CUSIP	4042K1YG2

* As more fully described beginning on page FWP-4.

The AMPS™

For investors who believe the Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to the Maximum Cap). If the Reference Return is less than zero, then the AMPS provide 1:1 exposure to any decline in the Reference Asset.

If the Reference Asset appreciates over the term of the securities, you will realize 300% (3x) of the Reference Asset appreciation up to the Maximum Cap. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the AMPS is through **March   , 2012**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 300% (3x) Upside Participation Rate and assuming a 15.00% Maximum Cap. The actual Maximum Cap will be determined on the Pricing Date and will not be less than 15.00% or greater than 19.00%.

Reference Return	Participation in Reference Return	AMPS Return
25%	3x upside exposure, subject to Maximum Cap	15%
5%		15%
4%	3x upside exposure	12%
2%		6%
-10%	1x downside exposure	-10%
-25%		-25%

Information about the S&P 500® Index

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 22, 2012 were: Information Technology, Financials, Energy, Health Care and Industrials.



Source: Bloomberg Professional® service

The graph above illustrates the 5-yr daily performance of the Reference Asset through February 22, 2012. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-12 and in the accompanying underlying supplement no. 3. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset.



HSBC USA Inc.
Accelerated Market Participation Securities™ (AMPS)

Linked to the S&P 500® Index

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. The offering of securities will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	S&P 500® Index (Ticker: SPX)
Trade Date:	March , 2012
Pricing Date:	March , 2012
Settlement Date:	March , 2012
Final Valuation Date:	June , 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be June , 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Upside Participation Rate:	300%
Maximum Cap:	15.00% to 19.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than or equal to zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
	(b) $1,000 + ($1,000 × Maximum Cap).
	If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:
	$1,000 + ($1,000 × Reference Return).
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **If the Reference Return is less than zero, you may lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Official Closing Level of the S&P 500® Index on the Pricing Date.
Final Level:	The Official Closing Level of the S&P 500® Index on the Final Valuation Date.

Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SPX <INDEX>," or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1YG2 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009 and the underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **If the Reference Return is less than zero, you may lose up to 100% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Indenture and Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate.

▶ You are willing to invest in the securities based on the Maximum Cap (to be determined on the Pricing Date), which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

▶ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forego dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap (to be determined on the Pricing Date), which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero.

▶ You seek an investment that provides a full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level. Accordingly, if the Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 100% of your investment at maturity if the Reference Return is negative.**

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the level of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will not be less than 15.00% or greater than 19.00%. **You will not receive a return on the securities greater than the Maximum Cap.**

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market level of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not the actual Initial Level of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of performances for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 300%

▸ Hypothetical Initial Level: 1,300.00

▸ Hypothetical Maximum Cap: 15.00% (The actual Maximum Cap will be determined on the Pricing Date and will not be less than 15.00% or greater than 19.00%)

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return
2,600.00	100.00%	15.00%
2,470.00	90.00%	15.00%
2,340.00	80.00%	15.00%
2,210.00	70.00%	15.00%
2,080.00	60.00%	15.00%
1,950.00	50.00%	15.00%
1,820.00	40.00%	15.00%
1,690.00	30.00%	15.00%
1,560.00	20.00%	15.00%
1,495.00	15.00%	15.00%
1,430.00	10.00%	15.00%
1,365.00	**5.00%**	**15.00%**
1,326.00	2.00%	6.00%
1,313.00	1.00%	3.00%
1,300.00	**0.00%**	**0.00%**
1,287.00	-1.00%	-1.00%
1,274.00	-2.00%	-2.00%
1,235.00	-5.00%	-5.00%
1,170.00	-10.00%	-10.00%
1,105.00	-15.00%	-15.00%
1,040.00	-20.00%	-20.00%
910.00	-30.00%	-30.00%
780.00	-40.00%	-40.00%
650.00	-50.00%	-50.00%
520.00	-60.00%	-60.00%
390.00	-70.00%	-70.00%
260.00	-80.00%	-80.00%
130.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The Official Closing Level of the Reference Asset on the Final Valuation Date is 1,326.00.

Because the Initial Level is 1,300.00 and the Final Level is 1,326.00, the Reference Return is 2.00%, calculated as follows:

$$(1,326.00 - 1,300.00) / 1,300.00 = 2.00\%$$

	Reference Asset
Initial Level	1,300.00
Final Level	1,326.00
Reference Return	2.00%
Final Settlement Value:	**$1,060.00**

Here, the Reference Return is 2.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,060.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)
= $1,000 + ($1,000 × 2.00% × 300%)
= $1,060.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 300% when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate is equal to or less than the Maximum Cap.

Example 2: The Official Closing Level of the Reference Asset on the Final Valuation Date is 1,495.00.

Because the Initial Level is 1,300.00 and the Final Level is 1,495.00, the Reference Return is 15.00%, calculated as follows:

$$(1,495.00 - 1,300.00) / 1,300.00 = 15.00\%$$

	Reference Asset
Initial Level	1,300.00
Final Level	1,495.00
Reference Return	15.00%
Final Settlement Value:	**$1,150.00**

Here, the Reference Return is 15.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,150.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)
= $1,000 + ($1,000 × 15.00%)
= $1,150.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The Official Closing Level of the Reference Asset on the Final Valuation Date is 910.00.

Because the Initial Level is 1,300.00 and the Final Level is 910.00, the Reference Return is -30.00%, calculated as follows:

$$(910.00 - 1,300.00) / 1,300.00 = -30.00\%$$

	Reference Asset
Initial Level	1,300.00
Final Level	910.00
Reference Return	-30.00%
Final Settlement Value:	**$700.00**

Here, the Reference Return is -30.00%. Because the Reference Return is less than the zero, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × Reference Return]
= $1,000 + [$1,000 × (-30.00%)]
= $700.00

Example 3 shows that you are exposed to a 1% loss to your Principal Amount for each percentage point that the Reference Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES IF THE REFERENCE RETURN IS NEGATIVE.

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 22, 2012 were: Information Technology, Financials, Energy, Health Care and Industrials.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from February 23, 2007 through February 22, 2012. The closing level for the SPX on February 22, 2012 was 1,357.66. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® service

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 1.50%, or $15.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 1.50%, or $15.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

General..FWP-6
Payment at Maturity FWP-6
Investor Suitability FWP-7
Risk Factors FWP-8
Illustrative Examples FWP-10
The S&P 500® Index..FWP-12
Supplemental Plan of Distribution (Conflicts of Interest) FWP-13
U.S. Federal Income Tax Considerations FWP-13

Underlying Supplement no. 3

Risk Factors US3-1
The S&P 500® Index US3-4
The Russell 2000® Index US3-8
The Dow Jones Industrial Average℠ US3-11
The Hang Seng China Enterprises Index® US3-13
The Hang Seng® Index US3-15
The Korea Stock Price Index 200 ....US3-17
MSCI Indices...US3-20
The Dow Jones EURO STOXX 50® Index US3-24
The PHLX Housing Sector℠ Index US3-26
The TOPIX® Index US3-30
The NASDAQ-100 Index® US3-33
S&P BRIC 40 Index US3-37
The Nikkei 225 Index US3-40
The FTSE™ 100 Index US3-42
Other Components US3-44
Additional Terms of the Notes US3-44

Product Supplement

Notice to Investors...PS-1
Product Supplement Summary...PS-1
Risk Factors PS-4
Pricing Supplement Overview PS-7
Valuation of the Notes PS-7
Hypothetical Examples PS-10
Specific Terms of the Notes PS-19
Certain U.S. Federal Income Tax Considerations PS-24
Events of Default and Acceleration PS-25
Information Regarding the Reference Asset and
    Reference Issuers PS-25
Certain ERISA Considerations PS-25
Validity of the Notes PS-25

Prospectus Supplement

Risk Factors S-3
Pricing Supplement S-16
Description of Notes S-16
Sponsors or Issuers and Reference Asset S-37
Use of Proceeds and Hedging...S-37
Certain ERISA S-38
Certain U.S. Federal Income Tax Considerations S-39
Supplemental Plan of Distribution S-52

Prospectus

About this Prospectus 2
Special Note Regarding Forward-Looking Statements...................... 2
HSBC USA Inc. 3
Use of Proceeds... 3
Description of Debt Securities 4
Description of Preferred Stock... 16
Description of Warrants.. 22
Description of Purchase Contracts 26
Description of Units 29
Book-Entry Procedures 32
Limitations on Issuances in Bearer Form 36
Certain U.S. Federal Income Tax Considerations
    Relating to Debt Securities 37
Plan of Distribution 52
Notice to Canadian Investors 54
Certain ERISA Matters 58
Where You Can Find More Information......................... 59
Legal Opinions 59
Experts 59

HSBC USA Inc.

$ Accelerated Market Participation Securities linked to the S&P 500® Index

February 28, 2012

FREE WRITING PROSPECTUS